UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Acacia Communications, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

00401C108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00401C108	SCHEDULE 13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Commonwealth Capital Ventures IV L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,750,915
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,750,915
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,915
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 39,377,330 shares of common stock issued and outstanding as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 00401C108	SCHEDULE 13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Commonwealth Venture (GP) Partners IV L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,750,915
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,750,915
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,915
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 39,377,330 shares of common stock issued and outstanding as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 00401C108	SCHEDULE 13G/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Commonwealth Venture (GP) Partners IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,750,915
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,750,915
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,915
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percent of class was calculated based on 39,377,330 shares of common stock issued and outstanding as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 00401C108	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Acacia Communications, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Three Clock Tower Place Suite 100 Maynard, MA 01754

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

		(i)	Commonwealth Capital Ventures IV L.P., a Delaware limited partnership (“CCV IV”);

		(ii)	Commonwealth Venture (GP) Partners IV L.P., a Delaware limited partnership (“GP IV LP”); and.

		(iii)	Commonwealth Venture (GP) Partners IV LLC, a Delaware limited liability company (“GP IV LLC”).

The address of the principal business office of each of the reporting persons is 400 West Cummings Park, Suite 1725-134, Woburn, Massachusetts 01801.

	(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 00401C108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 00401C108	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	CCV IV Fund directly owns 1,750,915 shares of Common Stock, which represents approximately 4.4% of the outstanding shares of Common Stock.

		(ii)	GP IV LP is the general partner of CCV IV, and may be deemed to beneficially own 1,750,915 shares of Common Stock, which represents approximately 4.4% of the outstanding shares of Common Stock.

		(iii)	GP IV LLC is the general partner of GP IV LP, which is the general partner of CCV IV, and may be deemed to beneficially own 1,750,915 shares of Common Stock, which represents approximately 4.4% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Commonwealth Capital Ventures IV L.P.	1,750,915	-0-	1,750,915	-0-
Commonwealth Venture (GP) Partners IV L.P.	1,750,915	-0-	1,750,915	-0-
Commonwealth Venture (GP) Partners IV LLC	1,750,915	-0-	1,750,915	-0-

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 39,377,330 shares of common stock issued and outstanding as of October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed with the Securities and Exchange Commission on November 2, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

This Amendment No. 1 to Schedule 13G is being filed to report the fact that as of December 31, 2017, none of the Reporting Persons is the beneficial owner of more than five percent of the Issuer’s Common Stock. As a result, each of the Reporting Persons to this Amendment No. 1 to Schedule 13G have no further reporting obligations on Schedule 13G with respect to its ownership of Common Stock of the Issuer, unless and until such time, that any transaction(s) were to occur that would require the Reporting Persons to resume their reporting obligations on Schedule 13G.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 00401C108	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 00401C108	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2018

COMMONWEALTH CAPITAL VENTURES IV L.P.

By: Commonwealth Venture (GP) Partners IV L.P., its General Partner
By: Commonwealth Venture (GP) Partners IV LLC, its General Partner

By:	/s/ Elliot Katzman
	Name:	Elliot Katzman
	Title:	Manager

COMMONWEALTH VENTURE (GP) PARTNERS IV L.P.

By: Commonwealth Venture (GP) Partners IV LLC, its General Partner

By:	/s/ Elliot Katzman
	Name:	Elliot Katzman
	Title:	Manager

COMMONWEALTH VENTURE (GP) PARTNERS IV LLC

By:	/s/ Elliot Katzman
	Name:	Elliot Katzman
	Title:	Manager